08028805

NITED STATES
DEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67564

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Medical Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Winter Street, Suite 1000
(No. and Street)

Waltham (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Streisfeld 781-839-7363 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 03 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider, Schneider & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

35 Braintree Hill Office Park (Address) Braintree (City) MA (State) 02184 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 03 2008
Washington, DC
104

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher J.P. Velis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Medical Capital Advisors LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN MARIE DEERING
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 26, 2008

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEDICAL CAPITAL ADVISORS, LLC

YEAR ENDED DECEMBER 31, 2007

MEDICAL CAPITAL ADVISORS, LLC

YEAR ENDED DECEMBER 31, 2007

CONTENTS

	Page
Independent auditors report	1
Financial statements:	
Statement of financial condition	2
Statement of income	3
Statement of changes in liabilities subordinated to claims of general creditors	4
Statement of changes in member's equity	5
Statement of cash flows	6
Notes to financial statements	7 - 10
Supplementary information:	
Schedule of other expenses	11
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Reconciliation of net capital computation under Rule 15c3-1 of the Securities and Exchange Commission	13
Independent auditors' report on internal control required by SEC Rule 17a-5 for broker-dealer claiming an exemption from SEC Rule 15c3-3	14 - 16
Computation of reserve requirement under Rule 15c3-1 of the Securities and Exchange Commission	17

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

35 BRAINTREE HILL OFFICE PARK

BRAINTREE, MASSACHUSETTS 02184-8709

TEL. (781) 843-6601

FAX (781) 849-6772

PAUL D. SCHNEIDER, CPA

GERALD R. SCHNEIDER, CPA

BRIAN G. OSGANIAN, ESQ.
DIRECTOR OF TAXATION

RICHARD G. SHULTS, CPA

B. BURTON SCHNEIDER

Independent Auditors Report

To the Member of
Medical Capital Advisors, LLC
Waltham, Massachusetts

We have audited the accompanying statement of financial condition of Medical Capital Advisors, LLC as of December 31, 2007, and the related statement of income, changes in liabilities subordinated to claims of general creditors, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Capital Advisors, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as presented on pages 11 through 17, is for the purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information for the year ended December 31, 2007, presented on pages 12 through 17 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider, Schneider & Associates PC

February 6, 2008

MEDICAL CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Current assets:	
Cash and cash equivalents	$181,089
Accounts receivable	75,868
Security deposit	7,184
Total current assets	264,141
Office equipment, less accumulated depreciation of $12,201	34,131
Total assets	$298,272

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 21,551
Current portion of capital lease obligation	5,006
Total current liabilities	26,557
Non current liabilities:	
Capital least obligation, net of current portion	9,224
Member's equity	262,491
Total liabilities and member's equity	$298,272

See accompanying notes to financial statements.

MEDICAL CAPITAL ADVISORS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

Revenues:	
Advisory fees	$1,615,928
Consulting fees	125,000
Interest and dividend income	1,990
Total revenues	1,742,918
Expenses	
Guaranteed payments to member	353,412
Employee compensation and benefits	443,583
Regulatory fees and expenses	33,664
Interest expense	766
Other expenses	829,778
Total expenses	1,661,203
Net income	$ 81,715

See accompanying notes to financial statements.

MEDICAL CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ -
Net change	-
Balance, December 31, 2007	$ -

See accompanying notes to financial statements.

MEDICAL CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ 30,776
Net income	81,715
Capital contributions	150,000
Balance, December 31, 2007	$262,491

See accompanying notes to financial statements.

MEDICAL CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 81,715
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	9,625
(Increase) decrease in operating assets:	
Accounts receivable	(30,938)
Other assets	1,818
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(35,994)
Total adjustments	(55,489)
Net cash used by operating activities	26,226
Cash flows from investing activities:	
Purchase equipment	(19,466)
Net cash used by investing activities	(19,466)
Cash flows from financing activities:	
Capital contributions by member	150,000
Capital lease payments	(1,222)
Net cash provided by financing activities	148,778
Net increase in cash and cash equivalents	155,538
Cash and cash equivalents, beginning of year	25,551
Cash and cash equivalents, end of year	$181,089
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 766
Noncash investing and financial activity:	
Equipment acquired via a capital lease obligation	$ 15,452

See accompanying notes to financial statements.

1. **Nature of the business:**

Medical Capital Advisors, LLC (the "Company") is a merchant bank providing advisory services to the Medical Technology market. The Company provides strategic advice concerning mergers and acquisitions, strategic partnerships, licensing agreements, and capital investments to its clients.

The Company is located in metropolitan Boston, Massachusetts and it provides services to clients located throughout the United States and Canada.

The Company is a wholly owned subsidiary of Medical Capital Group LLC (See reorganization - Note 3).

2. **Summary of significant accounting policies:**

Revenue recognition:

Fees from services related to financing or merger and acquisitions are generally recognized upon the closing of such transactions. Other fees and reimbursable billings are recognized when earned based upon the terms of the contracts with clients.

Guaranteed payments:

Guaranteed payments represent payments to members for services.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could differ from these estimates.

2. **Summary of significant accounting policies: (Continued)**

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company considers money market funds all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. The Company places its temporary cash investments with financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit.

Accounts receivable:

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs, collections and current credit conditions.

Income taxes:

Income taxes are not considered in the accompanying financial statements. The Company has elected under the Internal Revenue Code to be a disregarded entity for federal income tax purposes and accordingly all items of taxable income and deductions are reported by the parent for federal and state income tax purposes.

The Company is on the cash method of accounting for income tax purposes.

Office equipment and depreciation:

Office equipment is carried at cost and depreciated on a straight line basis using three to five years estimated useful lives of the related assets, generally.

3. **Member's equity and reorganization:**

Prior to 2007 the Company had three equity members. In the later part of 2006, two of the members left the Company and their equity interest were terminated. The termination agreements provide for the individuals to be paid a commission fee based on a percentage of revenues through July 2007. The commissions amounted to $50,000 in 2007.

In 2007, the Company's ownership was reorganized. The sole member of the Company exchanged his membership interest in the Company for an interest in Medical Capital Group LLC and the Company became a wholly owned subsidiary of Medical Capital Group LLC. The reorganization had no effect on the 2007 financial results.

4. **Office space:**

The Company leases its office space under a tenant-at-will arrangement.

5. **Employee profit sharing and retirement plan:**

The Company has a defined contribution retirement plan which covers substantially all employees. The retirement plan has a discretionary profit sharing component and a 401(k) component. Under the 401(k) portion of the plan, employees are permitted to make pre-tax contributions to the plan, subject to limitations imposed by the tax law. The Company made no profit sharing or matching 401(k) contributions to the plan in 2007.

6. **Capital lease:**

In 2007 the Company acquired equipment valued at $15,453 through a capital lease. The lease requires monthly payments through September 2010. Future payments are as follows:

2008	$ 5,454
2009	5,454
2010	4,090
	14,998
Less amount representing interest	768
	14,230
Less current portion	5,006
Long-term portion	$ 9,224

Depreciation expense on capital leased assets and accumulated depreciation amounted to $2,571.

7. **Net capital:**

Medical Capital Advisors is a registered U.S. broker-dealer that is subject to FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the basic method to compute net capital as permitted by the Net Capital Rule, which requires the Company to maintain minimum net capital, as defined, of $5,000 as of December 31, 2007. The Company had an excess net capital of $153,184. The rules also require the Company to notify and sometimes obtain approval from FINRA for significant withdrawals of capital.

8. **Revenue concentrations:**

In 2007, 81% of the Company's revenues were derived from four clients.

SUPPLEMENTARY INFORMATION

MEDICAL CAPITAL ADVISORS, LLC

SCHEDULE OF OTHER EXPENSES

YEAR ENDED DECEMBER 31, 2007

Consulting	$274,560
Rent	73,598
Bad debts	8,536
Commissions	50,000
Insurance	1,171
Business development	76,403
Office expense	37,238
Legal, accounting and other professional fees	114,056
Computer expense	35,456
Depreciation	9,625
Travel and entertainment	98,055
Dues and subscriptions	11,540
Telephone	24,100
Printing	14,171
Postage and delivery	1,269
	$829,778

MEDICAL CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

Member's equity	$262,491
Nonallowable assets:	
Accounts receivable	75,869
Security deposit	7,184
Property and equipment, as defined	21,254
Non allowable assets	104,307
Capital before security haircuts	158,184
Security haircuts	-
Net capital	158,184
Minimum dollar net capital requirement	5,000
Excess net capital	$153,184
Aggregate indebtedness	$ 35,782
Ratio of aggregate indebtedness to net capital	23%

MEDICAL CAPITAL ADVISORS, LLC

RECONCILIATION OF NET CAPITAL COMPUTATION
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

A reconciliation of the net capital computation included herein (page 12) with the unaudited net capital computation included in the FOCUS Report as of December 31, 2007 is as follows:

There are no material differences between the Company's net capital calculations included in the focus report as of December 31, 2007.

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
35 BRAINTREE HILL OFFICE PARK
BRAINTREE, MASSACHUSETTS 02184-8709
TEL. (781) 843-6601
FAX (781) 849-6772

PAUL D. SCHNEIDER, CPA
GERALD R. SCHNEIDER, CPA
BRIAN G. OSGANIAN, ESQ.
DIRECTOR OF TAXATION
RICHARD G. SHULTS, CPA

B. BURTON SCHNEIDER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of
Medical Capital Advisors, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of Medical Capital Advisors, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider, Schneider + Associates PC

February 6, 2008

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

Medical Capital Advisors, LLC is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).

END